 **The Shift Film**
Published by Angel Studios  · October 6 at 9:46 AM · 🌐

Audiences are comparing The Shift to the works of C.S. Lewis.

The Shift is a new allegory of a modern-day Job and his confrontation with the temptations and trials of the Devil.

Click the link to express interest in investing in The Shift today:
www.Angel.com/TheShift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios ❓ · October 6 at 9:35 AM · 🌐

"Today was one of those days. I was in despair. Felt the temptation; wanted to throw in the towel. And this film was a confirmation that I wasn't alone and (a reminder) to go to God. He has answers for me." – Rick ❤️🙏

Be part of stories that matter and help turn The Shift into a full feature film.

Click the link to express interest in investing in The Shift today: www.Angel.com/TheShift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.





The Shift Film
Published by Angel Studios ❓ · October 6 at 9:39 AM · 🌐

The Shift is an upcoming sci-fi thriller film based on the Biblical story of Job.

It packs all of the excitement of a Hollywood blockbuster with the heart of a faith-based film.

It's guaranteed to become a family favorite.

Click the link to express interest in investing in The Shift today:
www.Angel.com/TheShift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios  · October 6 at 9:44 AM · 🌐

Hollywood has pumped out too many films without a soul.

It's time for a change.

That's why we're making The Shift, a feature film with the quality of a Hollywood movie without any of the "qualities" of the Hollywood elite.

The Shift features an original, exciting sci-fi story that is uplifting and encouraging, but never dumbed down or heavy-handed.

Click the link to express interest in investing in The Shift today: www.Angel.com/TheShift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios ❓ · October 6 at 9:49 AM · 🌐



Many religious movies shy away from real-world problems.

The Shift is a bold, new, faith-inspiring movie that treats faith--and the trials of being a believer--honestly, without pulling any punches.

Click the link to express interest in investing in The Shift today:
www.Angel.com/TheShift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

